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January 19, 2022

VIA EDGAR TRANSMISSION

Suying Li

Rufus Decker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:	Dun & Bradstreet Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2020 Filed February 25, 2021 File No. 001-39361

Dear Ms. Li and Mr. Decker:

On behalf of our client, Dun & Bradstreet Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to the Company, dated December 22, 2021.

For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Measures, page 51

1.	Please present and discuss the comparable GAAP net income (loss) margin whenever Adjusted EBITDA margin is presented and discussed in your filings. Refer to Item 10(e)(1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will modify its disclosure of Adjusted EBITDA margin in its future fillings to provide Net income (loss) margin and give it equal or greater prominence, either immediately prior to the non-GAAP disclosure or in the page preceding the non-GAAP disclosure. Please see below the proposed changes to the Company’s disclosure, which will be included in its future filings, using its Form 10-K for the Fiscal Year December 31, 2020 as an example. Please also refer to the supplemental documentation provided to the Staff for further illustration of the proposed changes.

Suying Li Rufus Decker Securities and Exchange Commission January 19, 2022 Page 2

The Company will add Net income (loss) margin in the table presenting its GAAP historical results of operations on page 50, which is one page preceding the table for non-GAAP Financial Measures you have referenced on page 51. The Company will add a heading “Net income (loss) margin” after “Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor).” The Company will also add a footnote to clarify how “Net income (loss) margin” is calculated. The footnote will read, “Net income (loss) margin is defined as Net income (loss) attributable to Dun & Bradstreet Holdings, Inc. (Successor)/The Dun & Bradstreet Corporation (Predecessor) divided by Revenue.”

The Company respectfully advises the Staff that it will modify its disclosure of Adjusted EBITDA margin throughout its future reports. It will delete references of Adjusted EBITDA margin on page 53. In addition, for the table “Adjusted EBITDA and adjusted EBITDA margin by segment” included on page 59, the Company will include “Net income (loss) margin” under the header of “Consolidated total.” The Company will also modify the paragraph discussing consolidated EBITDA margin on page 59 following the table discussed above by adding a sentence discussing Net income (loss) margin before the sentence discussing Adjusted EBITDA margin.

Consolidated Financial Statements
Consolidated Statements of Operations and Comprehensive Income (Loss), page 85

2.	You present two confusingly similar line items: operating expenses and operating costs. It appears the operating costs line item represents your total operating expenses and the operating expenses line item represents only a portion of your operating expenses. Please retitle the operating expenses line item to better reflect what it actually represents. Also, breakout and separately present for each period the amounts of each material type of operating expense not included in cost of revenues or selling and administrative expenses. In addition, ensure that the applicable newly-titled operating expenses line item(s) reflect(s) the exclusion of depreciation and amortization. Refer to Rule 5-03.3 of Regulation S-X and SAB Topic 11:B.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company will retitle the “Operating expenses” line item to “Cost of services (exclusive of depreciation and amortization).” Consistent with page 46 of its Form 10-K for the year ended December 31, 2020, the Company will provide the following revised definition for the retitled line item: Cost of services (exclusive of depreciation and amortization) primarily include data acquisition and royalty fees, costs related to our databases, service fulfillment costs, call center and technology support costs, hardware and software maintenance costs, telecommunication expenses, personnel-related costs associated with these functions and occupancy costs associated with the facilities where these functions are performed. Please also refer to the supplemental documentation provided to the Staff for further illustration of the proposed changes.

Suying Li Rufus Decker Securities and Exchange Commission January 19, 2022 Page 3

The Company has considered whether any other material components of costs of revenue should be further broken out as contemplated by Rule 5-03.3, 5-03.4, 5-03.5 or 5-03.6 of Regulation S-X. The Company believes its revised presentation of consolidated statements of operations properly classifies its costs. The Company does not believe there are other material types of operating expenses included in “Cost of services” or “Selling and administrative expenses” that should be further broken out.

The Company has also considered the Staff’s interpretive response provided in SAB Topic 11:B. The Company believes the retitled line item above “Cost of services (exclusive of depreciation and amortization)” provides the necessary clarity. Gross depreciation and amortization is presented as a separate line item in the income statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8971.

Sincerely yours,

/s/ Alexander D. Lynch, Esq.

Alexander D. Lynch, Esq. Weil, Gotshal & Manges LLP

cc:	Bryan Hipsher Chief Financial Officer Dun & Bradstreet Holdings, Inc.